FILED BY VULCAN MATERIALS COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: VULCAN MATERIALS COMPANY

COMMISSION FILE NO. 001-33841

First Quarter 2012 Earnings Results April 26, 2012

Important Disclosure Notes – Forward Looking Statements 2 Certain matters discussed in this presentation, including expectations regarding future performance, contain forward-looking statements. Statements that are not historical fact, including statements about Vulcan’s beliefs and expectations, are forward-looking statements. Generally, these statements relate to future financial performance, results of operations, business plans or strategies, projected or anticipated revenues, expenses, earnings (including EBITDA and other measures), dividend policy, shipment volumes, pricing, levels of capital expenditures, intended cost reductions and cost savings, anticipated profit improvements and/or planned divestitures and asset sales. These forward-looking statements are sometimes identified by the use of terms and phrases such as “believe,” “should,” “would,” “expect,” “project,” “estimate,” “anticipate,” “intend,” “plan,” “will,” “can,” “may” or similar expressions elsewhere in this document. These statements are subject to numerous risks, uncertainties, and assumptions, including but not limited to general business conditions, competitive factors, pricing, energy costs, and other risks and uncertainties discussed in the reports Vulcan periodically files with the SEC. Forward-looking statements are not guarantees of future performance and actual results, developments, and business decisions may vary significantly from those expressed in or implied by the forward-looking statements. The following risks related to Vulcan's business, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks that Vulcan’s intentions, plans and results with respect to cost reductions, profit enhancements and asset sales, as well as streamlining and other strategic actions adopted by Vulcan, will not be able to be realized to the desired degree or within the desired time period and that the results thereof will differ from those anticipated or desired; uncertainties as to the timing and valuations that may be realized or attainable with respect to intended asset sales; future events relating to Martin Marietta's unsolicited offer to acquire Vulcan; those associated with general economic and business conditions; the timing and amount of federal, state and local funding for infrastructure; the lack of a multi-year federal highway funding bill with an automatic funding mechanism; the reluctance of state departments of transportation to undertake federal highway projects without a reliable method of federal funding; the impact of a prolonged economic recession on Vulcan's industry, business and financial condition and access to capital markets; changes in the level of spending for private residential and nonresidential construction; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; pricing of Vulcan's products; incurred and potential costs associated with Martin Marietta’s unsolicited takeover attempt and proxy contest; weather and other natural phenomena; energy costs; costs of hydrocarbon-based raw materials; healthcare costs; the amount of long-term debt and interest expense incurred by Vulcan; changes in interest rates; the impact of Vulcan's below investment grade debt rating on Vulcan's cost of capital; volatility in pension plan asset values which may require cash contributions to the pension plans; the impact of environmental clean-up costs and other liabilities relating to previously divested businesses; Vulcan's ability to secure and permit aggregates reserves in strategically located areas; Vulcan's ability to manage and successfully integrate acquisitions; the potential of goodwill impairment; the potential impact of future legislation or regulations relating to climate change or greenhouse gas emissions or the definiion of minerals; and other assumptions, risks and uncertainties detailed from time to time in the reports filed by Vulcan with the SEC. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. Vulcan disclaims and does not undertake any obligation to update or revise any forward-looking statement in this document except as required by law. 1Q 2012 Earnings Results — April 26, 2012

1Q 2012 Earnings Results – April 26, 2012 1Q 2012 Financial Results – Strong Earnings Improvement 3 Q1'11Q1'12 Variance Net Sales $456$500+ 10% Gross Profit ($7)$22+ $29% Margin (1.6%) 4.4% + 600 bps SAG $78 $65 ($13) (17%) Adjusted EBITDA $5$ 46+ $41% Margin 1.2% 9.2%+ 800 bpsOperating Leverage (1)+ 93% Diluted EPS (2) ($0.50) ($0.44)+ $0.06 Adjusted Diluted EPS (3) ($0.62) ($0.42)+ $0.20 Source: Company filings Note: EBITDA and EPS shown here have been adjusted to exclude 1Q’12 costs related to Martin Marietta offer ($10M), 1Q’11 arbitration award ($25M) and 1Q’12 gain on sale of real estate ($6M). (1) Change in EBITDA divided by change in net sales. (2) From continuing operations. (3) Please see Non-GAAP reconciliation on page 11. (3) ($ in Millions except for EPS) Adjusted EBITDA (Millions $) 46.1 5.3 Q1 2011 Q1 2012

1Q 2012 Earnings Results – April 26, 2012 Significant Leverage in Aggregates / Improvement in Non-Aggregates 4 Source: Company filings (1) Includes intersegment sales and excludes delivery revenues. AGGREGATES Q1 '11 Q1 '12 Variance Segment Revenues (1) $332 $356+ $24+  7% Shipments (tons) 26.729.5+ 10% Pricing $10.33 $10.25 (1%) Gross Profit $11 $34+ $23% Margin 3.2% 9.6% 640bps Cash Gross Profit / Ton $3.03 $3.36 + 11% NON - AGGREGATES Segment Revenues (1) $163 $184+ $21+ 13% Gross Profit ($18) ($12)+ $6 ($ in Millions except for per ton figures)

Solid SAG Management Expected to Accelerate from Cost Savings Initiatives and Leveraging of ERP and Shared Services Platforms ERP, Restructuring and Severance Cost Annual expenses related to ERP investment peaked in 2010 Total SAG down $118mm from 2007 to 2012E Run-Rate (32% decrease)¹ Source: Company filings Note: Vulcan SAG includes Florida Rock on a pro forma basis. (1) Does not include 2012 cost savings from Profit Enhancement Plan. 5 (1) 1Q 2012 Earnings Results — April 26, 2012

Vulcan’s $100M Profit Enhancement Plan Is On Track 6 290 2,120 SAG COGS G&A / support functions Strategic sourcing Plant operations Transport / logistics $100M Cost base ($M) Opportunity areas Total target: 25 (9% of SAG) 55 20 Additional opportunity (4% of COGS) Target (EBITDA, $M) On track Savings identified in every support function Multiple pricing actions already completed Implementing local best practices company-wide Improvements already visible in Q1 results Profit Enhancement Plan permanently reduces costs and resets mid-cycle EBITDA to a new, higher level 1Q 2012 Earnings Results — April 26, 2012

Planned Asset Sales are Expected to Generate Cash for Debt Reduction and Enhance Shareholder Return Broad portfolio of assets under consideration… consistent with Vulcan’s strategy… and subject to a disciplined selling process Ready-mix concrete Cement Non-strategic aggregates assets Real estate Focus capital on higher return, higher growth aggregates positions Optimize exposure to downstream business Unlock value of real estate Assets will only be sold if value is appropriate Retention of aggregates sell-through Consistent with recent transactions (e.g., Virginia, Indiana, New Mexico, Arizona, etc.) Level of interest and activity has been good Targeted actions Accretive to Vulcan’s returns and long-term growth Multiple ways to generate intended proceeds 7 1Q 2012 Earnings Results — April 26, 2012

Growth In Private Construction Activity Bodes Well For Continued Recovery In Our High-Growth Markets 8 Note: Graphs show year-over-year % change in trailing twelve month housing starts and contract awards for office buildings and stores measured in square feet. Source: McGraw-Hill and Company data. 1Q 2012 Earnings Results — April 26, 2012

Full Year 2012 Outlook 2012 Value Commentary +1 to 3% Aggregates Price growth Adjusted from prior guidance of + 2 to 4% based on change in product mix +2 to 4% Aggregates Shipments growth $25M Profit Enhancement Plan Full $100 million run-rate by mid-2013 $500M EBITDA including Profit Enhancement Plan Reflects Profit Enhancement Plan as noted above and excludes impact related to Planned Asset Sales and costs associated with unsolicited offer $270M SAG Includes benefit of cost reduction initiatives and the Profit Enhancement Plan 9 Improved from prior guidance of + 1 to 2% based on strong 1Q performance and solid demand  1Q 2012 Earnings Results — April 26, 2012

Question & Answer Session

Adjusted EBITDA & Adjusted Diluted EPS Reconciliation 11 Q1 '11Q1 '12 Reconciliation of Net Loss to EBITDA and Cash Earnings: Net loss ($55) ($52) Benefit from income taxes (37) (38) Interest expense, net 42 52 Earnings on discontinued operations, net of tax (10) (5) EBIT ($60) ($43) Plus: Depreciation, depletion, accretion and amortization 91 85 EBITDA $31 $42 Less: Interest expense, net (42) (52) Current taxes (12) 6 Cash earnings ($23) ($4) Adjusted EBITDA: EBITDA $31 $42 Less: Recovery from legal settlement (26) - Exchange offer costs- 10 Gain on sale of real estate (6) Adjusted EBITDA $5 $46 Reconciliation of Diluted EPS to Adjusted EPS: Diluted EPS($0.50) ($0.44) Exchange offer costs - 0.05Arbitration award (0.12)- Gain on sale of real estate - (0.03) Adjusted Diluted EPS ($0.62) ($0.42) Source: Company filings Note: EBITDA is an acronym for Earnings before Interest, Taxes, Depreciation and Amortization. Cash earnings adjusts EBITDA for net interest expense and current taxes. ($ in Millions except for EPS) 1Q 2012 Earnings Results — April 26, 2012

Other Important Disclosure Notes 12 ADDITIONAL INFORMATION This presentation does not constitute an offer to buy or solicitation of an offer to sell any securities or a solicitation of any vote, consent or approval. In response to the unsolicited exchange offer commenced by Martin Marietta Materials, Inc., a North Carolina corporation (“Martin Marietta”), Vulcan Materials Company (“Vulcan”) has filed a Solicitation/Recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS OF VULCAN ARE URGED TO READ THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Vulcan throuh the website maintained by the SEC at http://www.sec.gov. Copies of the Solicitation/Recommendation Statement, any amendments and supplements to the Solicitation/Recommendation Statement and other Vulcan materials related to Martin Marietta’s unsolicited offer will also be available for free under the “Investor Relations” tab of Vulcan’s corporate website http://ww.vulcanmaterials.com. ADDITIONAL INFORMATION ABOUT POTENTIAL PARTICIPANTS In addition, Vulcan has filed a proxy statement with the SEC with respect to the 2012 Annual Meeting of Stockholders and intends to file a definitive proxy statement as well. The definitive proxy statement will be mailed to stockholders of Vulcan. Vulcan, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Vulcan shareholders in connection with the matters to be considered at the annual meeting. INVESTORS AND SECURITY HOLDERS OF VULCAN ARE URGED TO READ ANY SUCH PROXY STATEMENT, ACCOMPANYING PROXY CARD AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Vulcan through the website maintained by the SEC at http://www.sec.gov. Detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement and other materials to be filed with the SEC in connection with Vulcan’s 2012 Annual Meeting. Information regarding the direct and indirect beneficial ownership of Vulcan’s directors and executive officers in Vulcan’s securities is included in their SEC filings on Forms 3, 4 and 5, and additional information can also be found in Vulcan’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 29, 2012, and its Quarterly Reports on Form 10-Q for the first three quarters of the fiscal year ended September 30, 2011, filed on May 6, 2011, August 4, 2011 and November 4, 2011, respectively. Relevant information concerning such participants and their potential interests is also contained in the Solicitation/Recommendation on Schedule 14D-9. Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by Vulcan with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge under the “Investor Relations” tab of our corporate website at www.vulcanmaterials.com. 1Q 2012 Earnings Results — April 26, 2012